EXHIBIT 8.1

List of subsidiaries of Grupo Supervielle S.A.

Subsidiary	Jurisdiction of incorporation	Name under which the subsidiary does business
Banco Supervielle S.A.	Argentina	Supervielle
Cordial Compañía Financiera S.A.	Argentina	Walmart Servicios Financieros; Servicios Financieros Hipertehuelche; Pesos Ya
Tarjeta Automática S.A.	Argentina	Carta Automática; Pesos Ya
Supervielle Seguros S.A.	Argentina	Supervielle Seguros
Supervielle Asset Management Sociedad Gerente de FCI S.A.	Argentina	Supervielle Asset Management
Espacio Cordial de Servicios S.A.	Argentina	Cordial
Sofital S.A.F. e I.I.	Argentina	N/A